File No. 812-15728

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

ARDIAN ACCESS LLC, AA BLOCKER LLC, AA HOLDCO LLC, ARDIAN US LLC, ASF IX L.P., ASF IX B L.P., ASF IX EU S.C.S., SICAV-RAIF, ASF PLATINUM CO-INVESTMENT L.P., ASF S CO-INVESTMENT L.P., ASF IX B NYC CO-INVEST L.P., ASF IX PA CO-INVEST B L.P., ASF IX P CO-INVEST L.P., ASF IX PRUDENTIAL CO-INVEST L.P., ASF PLATINUM ACS L.P., ASF S ACS L.P., ARDIAN ACS I L.P., ASF SAS SCSp., SICAV-RAIF, ARDIAN CT PRIVATE EQUITY PARTNERS S.C.Sp, ARDIAN CO-INVESTMENT FUND VI S.L.P – GLOBAL COMPARTMENT, ARDIAN CO-INVESTMENT FUND VI S.L.P. – EUROPE COMPARTMENT, ARDIAN CO-INVESTMENT FUND VI S.L.P. – NORTH AMERICA COMPARTMENT, ARDIAN GLOBAL CO-INVESTMENT S.L.P., ARDIAN CO-INVESTMENT CLUB S.L.P., ARDIAN LATAM MIDDLE MARKET II L.P., EXPLORER PRIVATE EQUITY S.C.S. SICAV-RAIF, ARDIAN SMB L.P., ARDIAN PV CS L.P., AXA CH IL PRIVATE MARKETS S.C.S., SICAV-RAIF, AXA CH PC PRIVATE MARKETS S.C.S., SICAV-RAIF, ARDIAN GLOBAL PRIVATE EQUITY MANDATE LP, SOUVERAIN PRIVATE EQUITY SA SICAR, ARDIAN HB S.L.P., GOLDEN CAPITAL CO-INVESTMENTS L.P., RAG-S PE ASIA ARDIAN S.C.S. SICAV-RAIF, AXA VORSORGE PRIVATE MARKETS S.C.S. SICAV-RAIF – PRIVATE EQUITY VINTAGE 2019 AND PRIVATE EQUITY VINTAGE 2022, ARDIAN ACCESS SOLUTION FCPR, S.L.P. RUSSEIL PE, ARDIAN CP CS SLP, ARDIAN PRUDENTIAL VCC – ARDIAN PRUDENTIAL PE SUB-FUND, GRACECHURCH PRIVATE INVESTMENTS POOL S.C.S., SICAV-RAIF, PEMBROKE PRIVATE INVESTMENTS POOL S.C.S., SICAV-RAIF, ARDIAN MULTI- STRATÉGIES FCPR, CNP PEPS II FCPR, ARDIAN ACCESS, S.C.A., SICAV-RAIF, A SUB-FUND OF ARDIAN ACCESS UMBRELLA, S.C.A., SICAV-RAIF, ALTERNATIVE WORLD FUND PE, DT AIRE – SEGMENT DT AI, ARDIAN NAEV ACS L.P., ASF VI CDPQ CO-INVEST L.P., ASF VI B NYC CO-INVEST L.P., ASF VI SEINE CO-INVEST L.P., ASF VII L.P., ASF VII B L.P., ASF VII CD B CO-INVEST L.P., ASF VII B CDPQ CO-INVEST L.P., ASF VII B EAST TOWN CO-INVEST L.P., ASF VII B NYC CO-INVEST L.P., ASF VII PA CO-INVESTMENT L.P., ASF VII PORT AUX CHOIX CO-INVEST L.P., ASF VII SEINE CO-INVEST L.P., ASF VIII L.P., ASF VIII B L.P., ASF VIII AS CO-INVEST L.P., SIERRA PARTNERS, L.P., ASF VIII B CDPQ CO-INVEST L.P., LION CO-INVESTMENT L.P., ASF VIII SEINE CO-INVEST L.P., ASF VIII B NYC CO-INVEST L.P., ASF VIII B EAST TOWN CO-INVEST L.P., ASF VIII PA CO-INVESTMENT L.P., ASF B Co-Invest (C) L.P., AESF VI L.P., AESF VI B L.P., AESF VII EU S.C.S., SICAV-RAIF, RABW S.C.S., SICAV-RAIF, VAWL MASTERFONDS PE – SEGMENT VAWL PE PEA, ERI-LUX UMBRELLA FUND S.A. SICAV-RAIF – ERI FONDS 5 PRIVATE EQUITY, ARDIAN INVESTMENT UK LIMITED, ARDIAN FRANCE, ARDIAN INVESTMENT SINGAPORE PTE LTD, ARDIAN INVESTMENT SWITZERLAND AG

1370 Avenue of the Americas

New York, NY 10019

AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Gregory Davis, Esq.

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA US 94111-4006

(415) 315-6327

gregory.davis@ropesgray.com

Christopher Labosky, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA US 02199-3600

(617) 235-4562

Christopher.labosky@ropesgray.com

Copies to:

Michael Ferragamo

Ardian Access LLC

1370 Avenue of the Americas

New York, NY 10019

michael.ferragamo@ardian.com

July 8, 2025

CONFIDENTIAL

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

ARDIAN ACCESS LLC, AA BLOCKER LLC, AA HOLDCO LLC, ARDIAN US LLC, ASF IX L.P., ASF IX B L.P., ASF IX EU S.C.S., SICAV-RAIF, ASF PLATINUM CO-INVESTMENT L.P., ASF S CO-INVESTMENT L.P., ASF IX B NYC CO-INVEST L.P., ASF IX PA CO-INVEST B L.P., ASF IX P CO-INVEST L.P., ASF IX PRUDENTIAL CO-INVEST L.P., ASF PLATINUM ACS L.P., ASF S ACS L.P., ARDIAN ACS I L.P., ASF SAS SCSp., SICAV-RAIF, ARDIAN CT PRIVATE EQUITY

: : : : : : : : : : : : :

AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

CONFIDENTIAL

PARTNERS S.C.Sp, ARDIAN CO-INVESTMENT FUND VI S.L.P – GLOBAL COMPARTMENT, ARDIAN CO-INVESTMENT FUND VI S.L.P. – EUROPE COMPARTMENT, ARDIAN CO-INVESTMENT FUND VI S.L.P. – NORTH AMERICA COMPARTMENT, ARDIAN GLOBAL CO-INVESTMENT S.L.P., ARDIAN CO-INVESTMENT CLUB S.L.P., ARDIAN LATAM MIDDLE MARKET II L.P., EXPLORER PRIVATE EQUITY S.C.S. SICAV-RAIF, ARDIAN SMB L.P., ARDIAN PV CS L.P., AXA CH IL PRIVATE MARKETS S.C.S., SICAV-RAIF, AXA CH PC PRIVATE MARKETS S.C.S., SICAV-RAIF, ARDIAN GLOBAL PRIVATE EQUITY MANDATE LP, SOUVERAIN PRIVATE EQUITY SA SICAR, ARDIAN HB S.L.P., GOLDEN CAPITAL CO-INVESTMENTS L.P., RAG-S PE ASIA ARDIAN S.C.S. SICAV-RAIF, AXA VORSORGE PRIVATE MARKETS S.C.S. SICAV-RAIF – PRIVATE EQUITY VINTAGE 2019 AND PRIVATE EQUITY VINTAGE 2022, ARDIAN ACCESS SOLUTION FCPR, S.L.P. RUSSEIL PE, ARDIAN CP CS SLP, ARDIAN PRUDENTIAL VCC – ARDIAN PRUDENTIAL PE SUB-FUND, GRACECHURCH PRIVATE INVESTMENTS POOL S.C.S., SICAV-RAIF, PEMBROKE PRIVATE INVESTMENTS POOL S.C.S., SICAV-RAIF, ARDIAN MULTI- STRATÉGIES FCPR, CNP PEPS II FCPR, ARDIAN ACCESS, S.C.A., SICAV-RAIF, A SUB-FUND OF ARDIAN ACCESS UMBRELLA, S.C.A., SICAV-RAIF, ALTERNATIVE WORLD FUND PE, DT AIRE – SEGMENT DT AI, ARDIAN NAEV ACS L.P., ASF VI CDPQ CO-INVEST L.P., ASF VI B NYC CO-INVEST L.P., ASF VI SEINE CO-INVEST L.P., ASF VII L.P., ASF VII B L.P., ASF VII CD B CO-INVEST L.P., ASF VII B CDPQ CO-INVEST L.P., ASF VII B EAST TOWN CO-INVEST L.P., ASF VII B NYC CO-INVEST L.P., ASF VII PA CO-INVESTMENT L.P., ASF VII PORT AUX CHOIX CO-INVEST L.P., ASF VII SEINE CO-INVEST L.P., ASF VIII L.P., ASF VIII B L.P., ASF VIII AS CO-INVEST L.P., SIERRA PARTNERS, L.P., ASF VIII B CDPQ CO-INVEST L.P., LION CO-INVESTMENT L.P., ASF VIII SEINE CO-INVEST L.P., ASF VIII B NYC CO-INVEST L.P., ASF VIII B EAST TOWN CO-INVEST L.P., ASF VIII PA	: : : : : : : : : :

CONFIDENTIAL

CO-INVESTMENT L.P., ASF B Co-Invest (C) L.P., AESF VI L.P., AESF VI B L.P., AESF VII EU S.C.S., SICAV-RAIF, RABW S.C.S., SICAV-RAIF, VAWL MASTERFONDS PE – SEGMENT VAWL PE PEA, ERI-LUX UMBRELLA FUND S.A. SICAV-RAIF – ERI FONDS 5 PRIVATE EQUITY, ARDIAN INVESTMENT UK LIMITED, ARDIAN FRANCE, ARDIAN INVESTMENT SINGAPORE PTE LTD, ARDIAN INVESTMENT SWITZERLAND AG

1370 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019

File No. 812-15728

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•	Ardian Access LLC (the “Fund”), a closed-end management investment company registered under the Act;

•	Ardian US LLC (“Ardian”), an investment adviser that is registered under the Investment Advisers Act of 1940 (the “Advisers Act”), on behalf of itself and its successors[2];

•	ARDIAN Investment UK Limited, an exempt reporting adviser under the Advisers Act, on behalf of itself and its successors;

•	ARDIAN France, an exempt reporting adviser under the Advisers Act, on behalf of itself and its successors;

•	ARDIAN Investment Singapore Pte Ltd, a foreign private adviser under the Advisers Act, on behalf of itself and its successors;

•	ARDIAN Investment Switzerland AG, a foreign private adviser under the Advisers Act, on behalf of itself and its successors;

•

AA Blocker LLC and AA HoldCo LLC (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of the Fund; and

•

The entities identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”; together with the Fund, each Existing Wholly-Owned Subsidiary, Ardian, ARDIAN Investment UK Limited, ARDIAN France, ARDIAN Investment Singapore Pte Ltd and ARDIAN Investment Switzerland AG, the “Applicants”).[3]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[3]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

CONFIDENTIAL

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[4]

“Regulated Fund” means the Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]

“Adviser” means Ardian, ARDIAN Investment UK Limited, ARDIAN France, ARDIAN Investment Singapore Pte Ltd and ARDIAN Investment Switzerland AG and any other investment adviser controlling, controlled by, or under common control with any of the foregoing entities. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

CONFIDENTIAL

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Fund

The Fund is an externally managed, closed-end, non-diversified investment company and a Delaware limited liability company that is registered as an investment company under the 1940 Act.

The Fund’s investment objective is to generate attractive risk-adjusted returns. In pursuing its investment objective, the Fund intends to invest in a global portfolio of private asset investments across a broad set of managers, strategies, vintage years, industry sectors and geographies. The Fund has a five-member Board, of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.9

B.	The Existing Wholly-Owned Subsidiaries

AA Blocker LLC and AA HoldCo LLC, each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub of the Fund.

C.	Ardian

Ardian is a Delaware limited liability company that is registered as an investment adviser with the Commission under the Advisers Act and serves as investment adviser to the Fund and to certain Existing Affiliated Funds.

D.	Other Advisers to Existing Affiliated Funds

1.	ARDIAN Investment UK Limited

ARDIAN Investment UK Limited is a private limited company formed in the United Kingdom on December 15, 2005. ARDIAN Investment UK Limited is registered with the Financial Conduct Authority (“FCA”). It is an exempt reporting adviser under the Advisers Act. It provides certain investment management or advisory services to certain Existing Affiliated Funds.

2.	ARDIAN France

ARDIAN France is a société anonyme formed in France. ARDIAN France is registered with the Autorité des Marchés Financiers (“AMF”). It is an exempt reporting adviser under the Advisers Act. It provides certain investment management or advisory services to certain Existing Affiliated Funds.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

CONFIDENTIAL

3.	ARDIAN Investment Singapore Pte Ltd

ARDIAN Investment Singapore Pte Ltd is a private company limited by shares incorporated in Singapore on August 10, 2005. ARDIAN Investment Singapore Pte Ltd is registered with the Monetary Authority of Singapore (“MAS”). It is a foreign private adviser under the Advisers Act. It provides certain investment management or advisory services to certain Existing Affiliated Funds.

4.	ARDIAN Investment Switzerland AG

ARDIAN Investment Switzerland AG is a company registered in the Commercial Register of the Canton of Zurich in the legal form of a company limited by shares (Aktiengesellschaft). It was formed on April 28, 2008. ARDIAN Investment Switzerland AG is licensed as a manager of collective assets (Verwalter von Kollektivvermögen) by, and subject to the supervision of, the Swiss Financial Market Supervisory Authority FINMA, Laupenstrasse 27, 3003 Bern. It is a foreign private adviser under the Advisers Act. It provides certain investment management or advisory services to certain Existing Affiliated Funds.

E.	Existing Affiliated Funds

Each Existing Affiliated Fund is a separate and distinct legal entity that, when and if offering its interests to U.S. persons, would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act. A complete list of the Existing Affiliated Funds is included in Appendix A.

Under the terms of an investment advisory agreement with the Fund and each Existing Affiliated Fund, respectively, the Advisers will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Fund’s and each Existing Affiliated Fund’s officers and directors/manager regularly.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

CONFIDENTIAL

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). Ardian, ARDIAN Investment UK Limited, ARDIAN France, ARDIAN Investment Singapore Pte Ltd and ARDIAN Investment Switzerland AG are each direct “wholly-owned subsidiaries,” as defined in the 1940 Act, of Ardian Holding SAS, an international firm based in Paris, France, are under common control and are thus affiliated persons of each other. Accordingly, with respect to the Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Advisers, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

[10]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

CONFIDENTIAL

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

4. No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

[11]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[12]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[13]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[14]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[15]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

CONFIDENTIAL

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16

6. Dispositions:

(a) Prior to any Disposition17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

[16]	The Affiliated Entities may adopt shared Co-Investment Policies.
[17]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[18]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

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(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and

[19]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

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each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Gregory Davis, Esq.

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA US 94111-4006

(415) 315-6327

gregory.davis@ropesgray.com

Christopher Labosky, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA US 02199-3600

(617) 235-4562

Christopher.labosky@ropesgray.com

Please address a copy of any communications, concerning this Application, the Notice, and the Order to:

Michael Ferragamo

Ardian US LLC

1370 Avenue of the Americas

New York, NY 10019

michael.ferragamo@ardian.com

[20]

See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

CONFIDENTIAL

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that the Fund and each Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 8th day of July, 2025.

CONFIDENTIAL

Ardian Access LLC
AA Blocker LLC
AA HoldCo LLC

By:	/s/ Wilfred Small
Name:	Wilfred Small
Title:	President

Ardian US LLC

By:	/s/ Vladimir Colas
Name:	Vladimir Colas
Title:	Executive Vice-President

ASF IX L.P.
ASF IX B L.P.
ASF IX EU S.C.S., SICAV-RAIF
ASF Platinum Co-Investment L.P.
ASF S Co-Investment L.P.
ASF IX B NYC Co-Invest L.P.
ASF IX PA Co-Invest B L.P.
ASF IX P Co-Invest L.P.
ASF IX Prudential Co-Invest L.P.
ASF Platinum ACS L.P.
ASF S ACS L.P.
ARDIAN ACS I L.P.
ASF SAS SCSp., SICAV-RAIF
Ardian CT Private Equity Partners S.C.Sp
Ardian LatAm Middle Market II L.P.
Ardian SMB L.P.
ARDIAN PV CS L.P.
Ardian CP CS SLP
ARDIAN NAEV ACS L.P.
ASF VI CDPQ CO-INVEST L.P.
ASF VI B NYC CO-INVEST L.P.
ASF VI SEINE CO-INVEST L.P.
ASF VII L.P.
ASF VII B L.P.
ASF VII CD B CO-INVEST L.P.
ASF VII B CDPQ CO-INVEST L.P.
ASF VII B EAST TOWN CO-INVEST L.P.
ASF VII B NYC CO-INVEST L.P.
ASF VII PA CO-INVESTMENT L.P.
ASF VII PORT AUX CHOIX CO-INVEST L.P.
ASF VII SEINE CO-INVEST L.P.
ASF VIII L.P.
ASF VIII B L.P.
ASF VIII AS CO-INVEST L.P.

CONFIDENTIAL

SIERRA PARTNERS, L.P.
ASF VIII B CDPQ CO-INVEST L.P.
LION CO-INVESTMENT L.P.
ASF VIII SEINE CO-INVEST L.P.
ASF VIII B NYC CO-INVEST L.P.
ASF VIII B EAST TOWN CO-INVEST L.P.
ASF VIII PA CO-INVESTMENT L.P.
ASF B Co-Invest (C) L.P.
AESF VI L.P.
AESF VI B L.P.
AESF VII EU S.C.S., SICAV-RAIF
RABW S.C.S., SICAV-RAIF
VAWL Masterfonds PE – Segment VAWL PE PEA
ERI-Lux Umbrella Fund S.A. SICAV-RAIF – ERI Fonds 5 Private Equity

By: ARDIAN Investment UK Limited, its Investment Manager

By:	/s/ Michael P. Ferragamo
Name:	Michael P. Ferragamo
Title:	Director of ARDIAN Investment UK Limited

ARDIAN Co-Investment Fund VI S.L.P – Global Compartment
ARDIAN Co-Investment Fund VI S.L.P – Europe Compartment
ARDIAN Co-Investment Fund VI S.L.P – North America Compartment
ARDIAN Global Co-Investment S.L.P.
ARDIAN Co-Investment Club S.L.P.
Explorer Private Equity S.C.S. SICAV-RAIF
AXA CH IL Private Markets S.C.S., SICAV-RAIF
AXA CH PC Private Markets S.C.S., SICAV-RAIF
Souverain Private Equity SA SICAR
Ardian HB S.L.P.
RAG-S PE Asia Ardian S.C.S. SICAV-RAIF
AXA Vorsorge Private Markets S.C.S. SICAV-RAIF – Private Equity Vintage 2019 and Private Equity Vintage 2022
ARDIAN Access Solution FCPR
S.L.P. RUSSEIL PE
Gracechurch Private Investments Pool S.C.S., SICAV-RAIF

CONFIDENTIAL

Pembroke Private Investments Pool S.C.S., SICAV-RAIF

ARDIAN Multi-Stratégies FCPR

CNP PEPS II FCPR

ARDIAN ACCESS, S.C.A., SICAV-RAIF, a sub-fund of ARDIAN Access Umbrella, S.C.A., SICAV-RAIF

Alternative World Fund PE

DT AIRE – Segment DT AI

By: ARDIAN France, its AIFM

By:	/s/ Mathias Burghardt
Name:	Mathias Burghardt
Title:	Chief Executive Officer of ARDIAN France

ARDIAN Global Private Equity Mandate LP ARDIAN Prudential VCC – ARDIAN Prudential PE Sub-Fund

By: ARDIAN Investment Singapore Pte Ltd, its Investment Manager

By:	/s/ Won Ha
Name:	Won Ha
Title:	Director of ARDIAN Investment Singapore Pte Ltd

Golden Capital Co-Investments L.P.

By: Ardian US LLC, Manager of Golden Capital Co-Investments L.P.

By:	/s/ Vladimir Colas
Name:	Vladimir Colas
Title:	Executive Vice-President of Ardian US LLC

ARDIAN Investment UK Limited

By:	/s/ Michael P. Ferragamo
Name:	Michael P. Ferragamo
Title:	Director

CONFIDENTIAL

ARDIAN France

By:	/s/ Mathias Burghardt
Name:	Mathias Burghardt
Title:	Chief Executive Officer

ARDIAN Investment Singapore Pte Ltd

By:	/s/ Won Ha
Name:	Won Ha
Title:	Executive Director

ARDIAN Investment Switzerland AG

By:	/s/ Martin Kessi
Name:	Martin Kessi
Title:	Head of ARDIAN Investment Switzerland AG

ARDIAN Investment Switzerland AG

By:	/s/ Raphael Graf
Name:	Raphael Graf
Title:	Chief Financial Officer and Chief Operating Officer of ARDIAN Investment Switzerland AG

CONFIDENTIAL

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the Investment Company Act of 1940 for an Order of the Commission

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated July 8, 2025, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

Ardian Access LLC
AA Blocker LLC
AA HoldCo LLC

By:	/s/ Wilfred Small
Name:	Wilfred Small
Title:	President

Ardian US LLC

By:	/s/ Vladimir Colas
Name:	Vladimir Colas
Title:	Executive Vice-President

ASF IX L.P.
ASF IX B L.P.
ASF IX EU S.C.S., SICAV-RAIF
ASF Platinum Co-Investment L.P.
ASF S Co-Investment L.P.
ASF IX B NYC Co-Invest L.P.
ASF IX PA Co-Invest B L.P.
ASF IX P Co-Invest L.P.
ASF IX Prudential Co-Invest L.P.
ASF Platinum ACS L.P.
ASF S ACS L.P.
ARDIAN ACS I L.P.
ASF SAS SCSp., SICAV-RAIF
Ardian CT Private Equity Partners S.C.Sp
Ardian LatAm Middle Market II L.P.
Ardian SMB L.P.
ARDIAN PV CS L.P.
Ardian CP CS SLP
ARDIAN NAEV ACS L.P.
ASF VI CDPQ CO-INVEST L.P.

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ASF VI B NYC CO-INVEST L.P.
ASF VI SEINE CO-INVEST L.P.
ASF VII L.P.
ASF VII B L.P.
ASF VII CD B CO-INVEST L.P.
ASF VII B CDPQ CO-INVEST L.P.
ASF VII B EAST TOWN CO-INVEST L.P.
ASF VII B NYC CO-INVEST L.P.
ASF VII PA CO-INVESTMENT L.P.
ASF VII PORT AUX CHOIX CO-INVEST L.P.
ASF VII SEINE CO-INVEST L.P.
ASF VIII L.P.
ASF VIII B L.P.
ASF VIII AS CO-INVEST L.P.
SIERRA PARTNERS, L.P.
ASF VIII B CDPQ CO-INVEST L.P.
LION CO-INVESTMENT L.P.
ASF VIII SEINE CO-INVEST L.P.
ASF VIII B NYC CO-INVEST L.P.
ASF VIII B EAST TOWN CO-INVEST L.P.
ASF VIII PA CO-INVESTMENT L.P.
ASF B Co-Invest (C) L.P.
AESF VI L.P.
AESF VI B L.P.
AESF VII EU S.C.S., SICAV-RAIF
RABW S.C.S., SICAV-RAIF
VAWL Masterfonds PE – Segment VAWL PE PEA
ERI-Lux Umbrella Fund S.A. SICAV-RAIF – ERI Fonds 5 Private Equity

By: ARDIAN Investment UK Limited, its Investment Manager

By:	/s/ Michael P. Ferragamo
Name:	Michael P. Ferragamo
Title:	Director of ARDIAN Investment UK Limited

ARDIAN Co-Investment Fund VI S.L.P – Global Compartment
ARDIAN Co-Investment Fund VI S.L.P – Europe Compartment
ARDIAN Co-Investment Fund VI S.L.P – North America Compartment
ARDIAN Global Co-Investment S.L.P.
ARDIAN Co-Investment Club S.L.P.
Explorer Private Equity S.C.S. SICAV-RAIF

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AXA CH IL Private Markets S.C.S., SICAV-RAIF
AXA CH PC Private Markets S.C.S., SICAV-RAIF
Souverain Private Equity SA SICAR
Ardian HB S.L.P.
RAG-S PE Asia Ardian S.C.S. SICAV-RAIF
AXA Vorsorge Private Markets S.C.S. SICAV-RAIF – Private Equity Vintage 2019 and Private Equity Vintage 2022
ARDIAN Access Solution FCPR
S.L.P. RUSSEIL PE
Gracechurch Private Investments Pool S.C.S., SICAV-RAIF
Pembroke Private Investments Pool S.C.S., SICAV-RAIF
ARDIAN Multi-Stratégies FCPR
CNP PEPS II FCPR
ARDIAN ACCESS, S.C.A., SICAV-RAIF, a sub-fund of ARDIAN Access Umbrella, S.C.A., SICAV-RAIF
Alternative World Fund PE
DT AIRE – Segment DT AI

By: ARDIAN France, its AIFM

By:	/s/ Mathias Burghardt
Name:	Mathias Burghardt
Title:	Chief Executive Officer of ARDIAN France

ARDIAN Global Private Equity Mandate LP
ARDIAN Prudential VCC – ARDIAN Prudential PE Sub-Fund

By: ARDIAN Investment Singapore Pte Ltd, its Investment Manager

By:	/s/ Won Ha
Name:	Won Ha
Title:	Director of ARDIAN Investment Singapore Pte Ltd

CONFIDENTIAL

Golden Capital Co-Investments L.P.
By: Ardian US LLC, Manager of Golden Capital Co-Investments L.P.

By:	/s/ Vladimir Colas
Name:	Vladimir Colas
Title:	Executive Vice-President of Ardian US LLC

ARDIAN Investment UK Limited

By:	/s/ Michael P. Ferragamo
Name:	Michael P. Ferragamo
Title:	Director

ARDIAN France

By:	/s/ Mathias Burghardt
Name:	Mathias Burghardt
Title:	Chief Executive Officer

ARDIAN Investment Singapore Pte Ltd

By:	/s/ Won Ha
Name:	Won Ha
Title:	Executive Director

ARDIAN Investment Switzerland AG

By:	/s/ Martin Kessi
Name:	Martin Kessi
Title:	Head of ARDIAN Investment Switzerland AG

ARDIAN Investment Switzerland AG

By:	/s/ Raphael Graf
Name:	Raphael Graf
Title:	Chief Financial Officer and Chief Operating Officer of ARDIAN Investment Switzerland AG

CONFIDENTIAL

Appendix A

Below is a list of the Existing Affiliated Funds. All such Existing Affiliated Funds are advised by the corresponding Adviser:

Existing Affiliated Funds	Adviser
ASF IX L.P.	ARDIAN Investment UK Limited
ASF IX B L.P.	ARDIAN Investment UK Limited
ASF IX EU S.C.S., SICAV-RAIF	ARDIAN Investment UK Limited
ASF Platinum Co-Investment L.P.	ARDIAN Investment UK Limited
ASF S Co-Investment L.P.	ARDIAN Investment UK Limited
ASF IX B NYC Co-Invest L.P.	ARDIAN Investment UK Limited
ASF IX PA Co-Invest B L.P.	ARDIAN Investment UK Limited
ASF IX P Co-Invest L.P.	ARDIAN Investment UK Limited
ASF IX Prudential Co-Invest L.P.	ARDIAN Investment UK Limited
ASF Platinum ACS L.P.	ARDIAN Investment UK Limited
ASF S ACS L.P.	ARDIAN Investment UK Limited
ARDIAN ACS I L.P.	ARDIAN Investment UK Limited
ASF SAS SCSp., SICAV-RAIF	ARDIAN Investment UK Limited
Ardian CT Private Equity Partners S.C.Sp	ARDIAN Investment UK Limited
ARDIAN Co-Investment Fund S.L.P. – VI Global Compartment	ARDIAN France
ARDIAN Co-Investment Fund VI S.L.P – Europe Compartment	ARDIAN France
ARDIAN Co-Investment Fund VI S.L.P – North America Compartment	ARDIAN France
ARDIAN Global Co-Investment S.L.P.	ARDIAN France
ARDIAN Co-Investment Club S.L.P.	ARDIAN France
ARDIAN LatAm Middle Market II L.P.	ARDIAN Investment UK Limited
Explorer Private Equity S.C.S. SICAV-RAIF	ARDIAN France
Ardian SMB L.P.	ARDIAN Investment UK Limited
ARDIAN PV CS L.P.	ARDIAN Investment UK Limited
AXA CH IL Private Markets S.C.S., SICAV-RAIF	ARDIAN France
AXA CH PC Private Markets S.C.S., SICAV-RAIF	ARDIAN France
ARDIAN Global Private Equity Mandate LP	ARDIAN Investment Singapore Pte Ltd
Souverain Private Equity SA SICAR	ARDIAN France
Ardian HB S.L.P.	ARDIAN France
Golden Capital Co-Investments L.P.	Ardian US LLC
RAG-S PE Asia Ardian S.C.S. SICAV-RAIF	ARDIAN France
AXA Vorsorge Private Markets S.C.S. SICAV-RAIF – Private Equity Vintage 2019 and Private Equity Vintage 2022	ARDIAN France

CONFIDENTIAL

ARDIAN Access Solution FCPR	ARDIAN France
S.L.P. RUSSEIL PE	ARDIAN France
Ardian CP CS SLP	ARDIAN Investment UK Limited
ARDIAN Prudential VCC – ARDIAN Prudential PE Sub-Fund	ARDIAN Investment Singapore Pte Ltd
Gracechurch Private Investments Pool S.C.S., SICAV-RAIF	ARDIAN France
Pembroke Private Investments Pool S.C.S., SICAV-RAIF	ARDIAN France
ARDIAN Multi-Stratégies FCPR	ARDIAN France
CNP PEPS II FCPR	ARDIAN France
ARDIAN ACCESS, S.C.A., SICAV-RAIF, a sub-fund of ARDIAN Access Umbrella, S.C.A., SICAV-RAIF	ARDIAN France
Alternative World Fund PE	ARDIAN France
DT AIRE – Segment DT AI	ARDIAN France
ARDIAN NAEV ACS L.P.	ARDIAN Investment UK Limited
ASF VI CDPQ CO-INVEST L.P.	ARDIAN Investment UK Limited
ASF VI B NYC CO-INVEST L.P.	ARDIAN Investment UK Limited
ASF VI SEINE CO-INVEST L.P.	ARDIAN Investment UK Limited
ASF VII L.P.	ARDIAN Investment UK Limited
ASF VII B L.P.	ARDIAN Investment UK Limited
ASF VII CD B CO-INVEST L.P.	ARDIAN Investment UK Limited
ASF VII B CDPQ CO-INVEST L.P.	ARDIAN Investment UK Limited
ASF VII B EAST TOWN CO-INVEST L.P.	ARDIAN Investment UK Limited
ASF VII B NYC CO-INVEST L.P.	ARDIAN Investment UK Limited
ASF VII PA CO-INVESTMENT L.P.	ARDIAN Investment UK Limited
ASF VII PORT AUX CHOIX CO-INVEST L.P.	ARDIAN Investment UK Limited
ASF VII SEINE CO-INVEST L.P.	ARDIAN Investment UK Limited
ASF VIII L.P.	ARDIAN Investment UK Limited
ASF VIII B L.P.	ARDIAN Investment UK Limited
ASF VIII AS CO-INVEST L.P.	ARDIAN Investment UK Limited
SIERRA PARTNERS, L.P.	ARDIAN Investment UK Limited
ASF VIII B CDPQ CO-INVEST L.P.	ARDIAN Investment UK Limited
LION CO-INVESTMENT L.P.	ARDIAN Investment UK Limited
ASF VIII SEINE CO-INVEST L.P.	ARDIAN Investment UK Limited
ASF VIII B NYC CO-INVEST L.P.	ARDIAN Investment UK Limited
ASF VIII B EAST TOWN CO-INVEST L.P.	ARDIAN Investment UK Limited
ASF VIII PA CO-INVESTMENT L.P.	ARDIAN Investment UK Limited
ASF B Co-Invest (C) L.P.	ARDIAN Investment UK Limited
AESF VI L.P.	ARDIAN Investment UK Limited
AESF VI B L.P.	ARDIAN Investment UK Limited
AESF VII EU S.C.S., SICAV-RAIF	ARDIAN Investment UK Limited
RABW S.C.S., SICAV-RAIF	ARDIAN Investment UK Limited
VAWL Masterfonds PE – Segment VAWL PE PEA	ARDIAN Investment UK Limited
ERI-Lux Umbrella Fund S.A. SICAV-RAIF – ERI Fonds 5 Private Equity	ARDIAN Investment UK Limited

CONFIDENTIAL

Appendix B

Action by Written Consent of Sole Director

March 20, 2025

WHEREAS, the Sole Board Member has reviewed the Fund’s form of an exemptive application for an order of the Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 promulgated under the Act (“Rule 17d-1”), authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 (the “Exemptive Application”); and

WHEREAS, the Sole Board Member deems it advisable and in the best interest of the Fund that the Fund file the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the authorized officers of the Fund (collectively, the “Authorized Officers,” and each, an “Authorized Officer”), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form provided to the Board; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolution, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and directed, by and on behalf of the Fund and in its name, to do and perform such other acts and to execute and deliver such other instruments, certificates and documents as he or she shall determine to be necessary, appropriate or desirable to carry out any of the foregoing, any such determination to be conclusively evidenced by the doing or performing of any such act, or the execution and delivery of any such instrument, certificate or documents; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

By:	/s/ Michael Ferragamo
Name:	Michael Ferragamo
Title: Sole Director

Appendix C

Resolutions of the Board of the Fund at a Meeting of the Board held on April 10, 2025 Ratifying the Filing of Application for Co-Investment SEC Exemptive Relief; Approval of Participation in Co-Investment Program and Reliance on Exemptive Order

WHEREAS, the Fund (as defined in the Co-Investment Order), has applied for an order from the SEC pursuant to Sections 17(d) of the 1940 Act and Rule 17d-1 and 57(i) of the 1940 Act and Rule 17d-1 thereunder (the “Co-Investment Order”) that, subject to certain terms and conditions described in the Co-Investment Order (the “Co-Investment Conditions”), authorizes certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act and allows a registered fund and one or more other registered funds and/or one or more unregistered funds to participate in the same investment opportunities through a co-investment program and make additional investments in securities of such issuers; and

WHEREAS, the Board has determined that the Fund’s reliance on the Co-Investment Order, should it be granted by the SEC, is in the best interests of the Fund; now, therefore, be it

RESOLVED, that the filing with the SEC of the Co-Investment Order and any amendments thereto and any new application for an exemptive order containing relief similar to the relief contained in the Co-Investment Order is ratified and approved; and be it further

RESOLVED, that the Fund’s reliance on the Co-Investment Order, subject to compliance with the Co-Investment Conditions, is hereby approved; and be further

RESOLVED, that the appropriate officers of the Fund are hereby authorized, with the advice of counsel, to take all necessary, appropriate or desirable actions, consistent with the objective of the Board, to carry out the foregoing resolutions.